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                            September 12, 2022

       Frederick Ahlholm
       Chief Financial Officer
       Minerva Neurosciences, Inc.
       1601 Trapelo Road
       Suite 286
       Waltham, MA 02451

                                                        Re: Minerva
Neurosciences, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            File No. 001-36517

       Dear Mr. Ahlholm:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Financial Statements
       Note 2 - Goodwill, page F-11

   1. We note the disclosure on page 12 that during 2021 you focused your resources on the lead drug candidate
roluperidone and deferred the future development of MIN-301
                                                        until additional
resources become available and as a result of your limited resources and development deferral
combined with the overall market conditions, you recognized a non-
                                                        cash charge of $15.2
million as of December 31, 2021 related to the impairment of the intangible asset for
MIN-301. It appears that a significant portion of your goodwill was also recorded as part
of this acquisition. Please explain to us how this decision and the overall market
conditions were considered in your review of any possible goodwill impairment.
 Frederick Ahlholm
Minerva Neurosciences, Inc.
September 12, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 with any questions.



FirstName LastNameFrederick Ahlholm                       Sincerely,
Comapany NameMinerva Neurosciences, Inc.
                                                          Division of
Corporation Finance
September 12, 2022 Page 2                                 Office of Life
Sciences
FirstName LastName